UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SEALY CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

812139301

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co.

9 West 57th Street, Suite 4200

New York, New York  10019

212-750-8300

and

Joseph H. Kaufman, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York  10017

212-455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812139301

1.	Name of Reporting Person Sealy Holding LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 140,473,671*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 140,473,671*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,671*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person OO

* Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR Millennium Fund L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 140,473,671*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 140,473,671*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,671*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person PN

* Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR Associates Millennium L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 140,473,671*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 140,473,671*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,671*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person PN

* Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR Millennium GP LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 140,473,671*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 140,473,671*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,671*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person OO

* Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR Fund Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 140,473,671*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 140,473,671*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,671*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person PN

* Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR Fund Holdings GP Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 140,473,671*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 140,473,671*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,671*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person OO

* Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR Group Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 140,473,671*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 140,473,671*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,671*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person PN

* Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR Group Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 140,473,671*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 140,473,671*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,671*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person OO

* Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR & Co. L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 140,473,671*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 140,473,671*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,671*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person PN

* Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person KKR Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 140,473,671*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 140,473,671*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,671*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person OO

* Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person Henry R. Kravis

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 140,473,671*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 140,473,671*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,671*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person IN

* Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

CUSIP No. 812139301

1.	Name of Reporting Person George R. Roberts

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 140,473,671*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 140,473,671*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,473,671*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person IN

* Represents the aggregate number of shares of common stock of Sealy Corporation beneficially owned by Sealy Holding LLC.  See Item 5 of the Statement on Schedule 13D.

This amendment No. 1 amends and supplements Items 2, 4, 5 and 7 of the statement on Schedule 13D (the “Schedule 13D” or the “Statement”) filed on July 29, 2009, and is being filed to add KKR Fund Holdings L.P. (“Fund Holdings”), KKR Fund Holdings GP Limited (“Fund Holdings GP”), KKR Group Holdings L.P. (“Group Holdings”), KKR Group Limited (“Group Limited”), KKR & Co. L.P. (“KKR & Co.”), KKR Management LLC (“KKR Management”), Henry R. Kravis and George R. Roberts as additional reporting persons as a result of a structural reorganization of KKR & Co. and its affiliates in connection with the combination of the businesses of KKR & Co. and its affiliates and KKR Private Equity Investors, L.P.  Capitalized terms used herein but not defined shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is being filed jointly by Sealy Holding LLC, KKR Millennium Fund L.P., KKR Associates Millennium L.P., KKR Millennium GP LLC, Fund Holdings, Fund Holdings GP, Group Holdings, Group Limited, KKR & Co., KKR Management and Messrs. Kravis and Roberts (collectively, the “Reporting Persons”).  Sealy Holding LLC is a limited liability company organized under the laws of the State of Delaware.  KKR Millennium Fund L.P., a limited partnership organized under the laws of the State of Delaware, is the senior member of Sealy Holding LLC.  KKR Associates Millennium L.P., a limited partnership organized under the laws of the State of Delaware, is the sole general partner of KKR Millennium Fund L.P.  KKR Millennium GP LLC, a limited liability company organized under the laws of the State of Delaware, is the sole general partner of KKR Associates Millennium L.P.  Fund Holdings, an exempted limited partnership organized under the laws of the Cayman Islands, is the designated member of KKR Millennium GP LLC.  Fund Holdings GP, an exempted limited company organized under the laws of the Cayman Islands, and Group Holdings, an exempted limited partnership organized under the laws of the Cayman Islands, are the general partners of Fund Holdings.  Group Holdings is also the sole shareholder of Fund Holdings GP.  Group Limited, an exempted limited company organized under the laws of the Cayman Islands, is the sole general partner of Group Holdings.  KKR & Co., a limited partnership organized under the laws of the State of Delaware, is the sole shareholder of Group Limited.  KKR Management, a limited liability company organized under the laws of the State of Delaware, is the sole general partner of KKR & Co.  Messrs. Kravis and Roberts are designated members and directors of KKR Management.

Sealy Holding LLC was formed solely for the purpose of investing in Sealy and has not engaged in any material activities other than incident to its ownership of shares of Common Stock and Convertible Notes.  KKR Millennium Fund L.P. is principally engaged in the business of investing in other companies.  Each of KKR Associates Millennium L.P., KKR Millennium GP LLC, Fund Holdings, Fund Holdings GP, Group Holdings, Group Limited, KKR & Co. and KKR Management is principally engaged in the business of managing investments in other companies.  The principal business address of each of Sealy Holding LLC, KKR Millennium Fund L.P., KKR Associates Millennium L.P., KKR Millennium GP LLC, Fund Holdings, Fund Holdings GP, Group Holdings, Group Limited, KKR & Co. and KKR Management is c/o Kohlberg Kravis Roberts & Co, L.P., 9 West 57th Street, Suite 4200, New York, New York 10019.

Each of Mr. Kravis, Mr. Roberts, David J. Sorkin and William J. Janetschek is a director of KKR Fund Holdings GP Limited and KKR Group Limited, and an officer of KKR Millennium GP LLC and KKR Management LLC.  Each of Mr. Kravis and Mr. Roberts is also a director of KKR Millennium GP LLC, and each of Mr. Sorkin and Mr. Janetschek is also an officer of KKR Fund Holdings GP Limited and KKR Group Limited.  Messrs. Kravis and Roberts have also been designated by Fund Holdings as managers of KKR Millennium GP LLC. Each of Mr. Janetschek, Brian F. Carroll and Simon E. Brown is an officer of Sealy Holding LLC.

Each of Messrs. Kravis, Roberts, Sorkin, Janetschek, Carroll and Brown is a United States citizen.  The present principal occupation or employment of each is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates.  KKR is an alternative asset manager, with its principal address at 9 West 57th Street, Suite 4200, New York, New York 10019.  The business address of Messrs. Kravis, Sorkin, Janetschek and Brown is 9 West 57th Street, Suite 4200, New York, New York 10019.  The business address of Mr. Roberts is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.  The business address of Mr. Carroll is Stirling Square, 7 Carlton Gardens, London, SW1Y 5AD, England.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in this Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by amending and restating the first paragraph under the heading “Directors of Sealy” to read in its entirety as follows:

The following persons have been nominated by Sealy Holding LLC and serve as directors of Sealy as of the date hereof:

Mr. Carroll, an executive of KKR and/or one or more of its affiliates, was elected a director of Sealy effective April 6, 2004.  Paul J. Norris, a senior advisor of KKR, was elected a director of Sealy effective April 6, 2004.  Dean B. Nelson, an executive of KKR Capstone, was elected a director of Sealy effective April 6, 2004.  Matthew W. King, an executive of KKR Capstone, was elected a director of Sealy effective August 28, 2009.  As a director of Sealy, each of Messrs. Carroll, Norris, Nelson and King may have influence over the corporate activities of Sealy, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information set forth in Item 2 is hereby incorporated herein by reference.

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

(a) and (b).  The following disclosure is based on 92,324,987 shares of Common Stock outstanding as of September 23, 2009.

Sealy Holding LLC directly held 46,625,921 shares of Common Stock on October 1, 2009, representing 50.5% of the outstanding Common Stock.  Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Sealy Holding LLC may be deemed to beneficially own an additional 93,847,750 shares of Common Stock, which is subject to issuance upon conversion of the Convertible Notes that it holds.  The 93,847,750 shares of Common Stock issuable upon conversion of Sealy Holding LLC’s Convertible Notes combined with the 46,625,921 shares of Common Stock directly owned would constitute approximately 75.5% of the Common Stock outstanding upon such conversion.  Each of KKR Millennium Fund L.P. (as the senior member of Sealy Holding LLC); KKR Associates Millennium L.P. (as the sole general partner of KKR Millennium Fund L.P.); KKR Millennium GP LLC (as the sole general partner of KKR Associates Millennium L.P.); Fund Holdings (as the designated member of KKR Millennium GP LLC); Fund Holdings GP (as a general partner of Fund Holdings); Group Holdings (as a general partner of Fund Holdings and the sole shareholder of Fund Holdings GP); Group Limited (as the sole general partner of Group Holdings); KKR & Co. (as the sole shareholder of Group Limited); KKR Management (as the sole general partner of KKR & Co.) and Henry R. Kravis and George R. Roberts (as the designated members of KKR Management) may be deemed to have or share beneficial ownership of the shares of Common Stock beneficially owned by Sealy Holding LLC.  KKR Partners III, L.P. is also a member of Sealy Holding LLC. The filing of this Schedule 13D shall not be construed as an admission that any person listed in Item 2 or this Item 5 is the beneficial owner of any securities covered by this statement.

In addition, as reported on a Form 4 filed with the Securities and Exchange Commission on July 15, 2009, Mr. Carroll may be deemed to beneficially own 156,400 shares of Common Stock, which is subject to issuance upon conversion of the Convertible Notes that he holds.  The 156,400 shares of Common Stock issuable upon conversion of Mr. Carroll’s Convertible Notes would constitute approximately 0.17% of the Common Stock outstanding upon such conversion.

(c).  Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d).  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Items 2 or 5(a) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e).  Not applicable.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to add the following additional Exhibits:

Exhibit	Description

10	Joint Filing Agreement dated October 13, 2009

11	Power of Attorney dated July 31, 2005, granted by George R. Roberts

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 2009

SEALY HOLDING LLC

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Secretary

KKR MILLENNIUM FUND L.P.

By:	KKR Associates Millennium L.P., its general partner

By:	KKR Millennium GP LLC, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact for George R. Roberts, Manager

KKR ASSOCIATES MILLENNIUM L.P.

By:	KKR Millennium GP LLC, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact for George R. Roberts, Manager

KKR MILLENNIUM GP LLC

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact for George R. Roberts, Manager

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR GROUP LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact for Henry R. Kravis, Designated Member

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact for George R. Roberts, Designated Member

KKR MANAGEMENT LLC

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact for Henry R. Kravis, Designated Member

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact for George R. Roberts, Designated Member

HENRY R. KRAVIS

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact